Exhibit 99.1

Collective Mining Ltd.

Treasury Offering of Common Shares

October 1, 2025

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in all of the provinces and territories of Canada, other than Québec and Nunavut. The Common Shares will be offered by way of a prospectus supplement to the final base shelf prospectus. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement may be obtained upon request in Canada by contacting BMO Nesbitt Burns Inc. (“BMO Capital Markets”), Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca.

This document does not provide full disclosure of all material facts relating to the Common Shares. Investors should read the final base shelf prospectus, any amendment and any applicable prospectus supplement, for disclosure of those facts, especially risk factors relating to the Common Shares, before making an investment decision.

Terms and Conditions

Issuer:	Collective Mining Ltd. (the “Company”).

Offering:	Treasury offering of 5,270,000 common shares (“Common Shares”).

Offering Price:	C$19.00 per Common Share.

Issue Amount:	C$100,130,000.

Over-Allotment Option:	The Company has granted the Underwriters an option, exercisable, in whole or in part, at any time until and including 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering at the Offering Price to cover over-allotments, if any.

Use of Proceeds:	The Company intends to use the net proceeds from the Offering to fund ongoing work programs to advance the Guayabales Project, to pursue other exploration and development opportunities, and for working capital and general corporate purposes.

Form of Offering:	Bought deal by way of a prospectus supplement to be filed in all provinces and territories of Canada, other than Québec and Nunavut. U.S. sales by private placement via Section 4(a)(2). In jurisdictions outside of Canada and the United States as are agreed to by the Company and the Underwriters on a private placement or equivalent basis.

Listing:	An application will be made to list the Common Shares on the Toronto Stock Exchange (the “TSX”) and the NYSE American. The existing common shares are listed on the TSX and NYSE American under the symbol “CNL”.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs, RDSPs, DPSPs, and FHSAs.

Joint Bookrunners:	BMO Capital Markets and Scotiabank.

Commission:	4.50% (subject to a reduction to 2.25% on President’s List orders).

Closing:	October 8, 2025.